EXHIBIT 99.1
PRESS RELEASE
FOR IMMEDIATE PUBLICATION

TIW COMPLETES SALE OF ITS OPERATIONS TO VODAFONE

Montréal, Canada, May 31, 2005 - Telesystem International Wireless Inc. ("TIW" or the "Company") is pleased to announce that its wholly-owned subsidiary, Telesystem International Wireless Corporation N.V., has completed today the sale of its interests in ClearWave N.V. to Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, for a cash consideration of approximately US$3.5 billion. These proceeds along with other net cash at TIW are intended to be distributed to its shareholders pursuant to a court-supervised Plan of Arrangement approved by shareholders at a special meeting held on May 19, 2005.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations.

We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW operates under a court supervised Plan of Arrangement to complete the transaction with Vodafone announced on March 15, 2005, proceed with its liquidation, including the implementation of a claims process and the distribution of net cash to shareholders, cancel its common shares and proceed with its final distribution and be dissolved. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca